DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

July 1, 2010

Via Courier and EDGAR

Erin E. Martin, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Phillips Edison – ARC Shopping Center REIT Inc.

Amendment No. 3 to Form S-11 Registration Statement

Filed on July 1, 2010

File No. 333-164313

(Confidential, For Use of the Commission Only)

Dear Ms. Martin:

On behalf of our client, Phillips Edison – ARC Shopping Center REIT Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Jeffrey S. Edison of the Company dated May 6, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter regarding only those comments related to the Form S-11 registration statement, with responses keyed to the numbered comments in the Comment Letter. Please note, we previously submitted our responses to those comments related to our sales literature (comment nos. 5-13) of the Comment Letter on May 17, 2010.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to indicate the location of changes from the Company’s Amendment No. 2 to Form S-11 on April 12, 2010, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 3 as filed on EDGAR. For your review, we have also provided marked copies of the previously submitted sales literature.

Amendment No. 2 to Registration Statement on Form S-11

General

1.	We note your correspondence dated April 13, 2010 with respect to comment 6 in our letter dated February 12, 2010. Please disclose if you paid a fee to CoStar Group, Inc. and the

Securities and Exchange Commission

July 1, 2010

International Council of Shopping Centers, Inc. for the use and preparation of their materials.

Response: The Company did not pay any fees to CoStar Group, Inc. or the International Council of Shopping Centers, Inc. for the use of their materials.

The Sub-advisor, page 94

2.	We note your response to comment 6 in our letter dated March 19, 2010. Please note that we will be unable to complete our review of your registration statement until your confidential treatment request has been resolved.

Response: As a follow-up to our prior conversations with the Staff, we confirm that we will not be submitting a confidential treatment request related to this agreement. We have filed the agreement as an Exhibit to Amendment No. 3.

Appendix A – Prior Performance Tables, page A-1

Phillips Edison and American Realty Capital Tables

Table I – Experience in Raising and Investing Funds

3.	Please revise the tables for each program to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included. Please note that the “Dollar Amount Raised” should be 100% even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be show as a percentage of the dollar amount raised.

Response: In response to the Staff’s comment, we have revised Table I for each program to present each specific line item as a percentage of the amount raised in the offering.

America Realty Capital Tables, page A-13

Table II – Compensation to Sponsor, page A-17

4.	Please revise your disclosure on pages A-18 and A-19 to quantify in the footnotes the amount raised from the sponsor and its affiliates.

Response: In response to the Staff’s comment, we have revised the disclosure to quantify the specific amount raised by the American Realty Capital II sponsor and its affiliates.

Securities and Exchange Commission

July 1, 2010

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

cc:	Tom Kluck, SEC Legal Branch Chief

Mark Rakip, SEC Accounting Branch

Jennifer Monick, SEC Accounting Branch

Jeffery S. Edison, Phillips Edison – ARC Shopping Center REIT Inc.